

August 22, 2013

Via E-mail
Mr. Narsi Narayanan
Vice President of Finance
ClearOne, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

> **Re: ClearOne, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 001-33660**
> **Filed March 25, 2013**

Dear Mr. Narayanan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

Cost of Goods Sold and Gross Profit, page 20

4. Inventory, F-15

1.   We note on page F-16 you wrote-off $1.2 million of obsolete inventory in 2012. With a view towards expanded disclosure, please explain to us the reason(s) for the write-off. Also, explain to us the consideration you gave to reporting the charge as a line-item

within the calculation of gross profit in your income statement, separate from cost of goods sold, consistent with the guidance found in ASC 330-10-50-2.

Consolidated Statements of Operations, F-4

2.   We note the litigation settlement gain realized in 2012 relates to damages incurred as a result of your inability to access funds invested in ARS, including losses with respect to a planned strategic business acquisition and related due diligence costs. Since holding ARS is an investing activity and your claims of loss are directly related to an investing activity, and are not related to your major ongoing or central operations, your basis for classifying the gain within operating income is unclear. Please explain to us in detail why you believe the classification of the gain within operating income is appropriate. You should explain why reclassification of the gain in your income statement to report it separately, below the operating income subtotal, is not necessary in order to avoid misleading readers.

Cash Equivalents, F-8

3.   We note that cash and cash equivalents represented approximately 60% of your total assets as of December 31, 2012. In light of the significance of your cash balance, please provide additional information about the nature and composition of the cash portfolio, including a description of the securities held and any related market risk or other risk exposure. If applicable, please include a description of the valuation technique used for each class of securities pursuant to ASC 820-10-35 and disclose whether there is any limit or restriction on the Company's ability to use or access the cash and cash equivalents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director